51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Kelso Technologies Inc. (the “Company”)
7773 – 118A Street
North Delta, BC, V4C 6V1

Item 2  Date of Material Change

December 4, 2014

Item 3  News Release

The news release was issued on December 4, 2014 by Marketwired.

Item 4  Summary of Material Change

The Company announced that the Association of American Railroads (AAR) has approved our new JS165H high-flow pressure relief valve (PRV) for commercial applications after completing its required two year field trial.

The JS165H has been designed for use on general service rail tank cars carrying hazardous and non-hazardous non-flammable chemicals that require a pressure specification of 165PSI.  Rail tank cars requiring this technology are primarily DOT-111 tank cars that represent approximately two-thirds of the total DOT-111 fleet in North America.

North American chemical companies have been very supportive of the development of the JS165H as a best available technology.

The JS165H is well suited for new tank car manufacturers, retrofit operations and repair facilities.  The Company is able to produce this product in its current production facilities in Bonham, Texas.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the News Release dated December 4, 2014 which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7  Omitted Information

None

Item 8  Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9  Date of Report

December 4, 2014